February 27, 1996



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Gas Company, Inc.'s
Statement on Form U-3A-2.

   The $500.00 filing fee was transmitted via FEDWIRE on February 26, 1996.

                                   Sincerely,


                                   /s/Kathleen S. Morris
                                   Kathleen S. Morris

KSM:rs






                                         File No. 069-00184

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                  INDIANA GAS COMPANY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Gas Company, Inc. (Indiana Gas),
    Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana. Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Terre Haute Gas Corporation, an Indiana corporation (Terre Haute) and Richmond Gas
    Corporation, an Indiana corporation (Richmond).

       Indiana Gas is also directly engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "gas utility company" and a "public utility company" (as such terms are defined by the Act).
    Each of Terre Haute and Richmond is a "subsidiary company" of Indiana Gas and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana Utility Regulatory
    Commission, Indiana Gas, Terre Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas
    Company, Inc.  Pursuant to that order, Indiana Gas,
    Terre Haute and Richmond maintain accounting records and financial reports on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

       On January 31, 1996, Indiana Energy, the parent of Indiana Gas, and Citizens Gas and Coke Utility
    (Citizens Gas) signed a letter of intent to form a jointly-owned limited liability corporation for natural gas supply and related marketing services.
    The new entity will provide complete gas supply and related marketing services for Indiana Gas and Citizens Gas starting sometime this spring subject to the execution of a definitive agreement. In addition, the joint entity will offer gas supply and related marketing services to other businesses in Indiana and other markets. The new entity will assume the responsibilities of Indiana Energy
    Services, Inc., Indiana Energy's gas marketing affiliate, which has provided similar services to other customers and as of January 1, 1996, to Indiana Gas.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1995, these included approximately 10,164 miles of distribution mains; 480,673 meters, seven reservoirs for underground storage of purchased gas with approximately 107,074 acres of land owned and/or held under storage easements with 10,740,151 Dth of gas in storage providing a daily deliverability capacity of 138,860 Dth. Indiana Gas has five liquefied petroleum air gas manufacturing plants with a total daily capacity of 36,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 467,000 consumers in 281 communities in 48 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.

       Indiana Gas obtains gas for its operations primarily from out-of-state producers, brokers and marketers under both medium-term and short-term contracts. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

        Company         Calendar Year        DTH

        Indiana Gas            1995       84,563,000  Sales
                                          33,917,000  Transportation
                                         118,480,000  Total Throughput

    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

           Indiana Gas purchased 81,858,000 Dth of gas outside the state of Indiana during calendar
        1995.  These were purchases for system supply.
        This gas was transported by interstate pipeline companies to Indiana Gas' facilities within the State or delivery points in northern Kentucky.

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

           Inapplicable to claimant.

                          Exhibit A

    A consolidated statement of income and a consolidated statement of retained earnings of Indiana
Gas, for the calendar year 1995, together with a consolidated balance sheet of Indiana Gas, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.


                          Exhibit C

    Inapplicable to claimant.


    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 1996.

                              INDIANA GAS COMPANY, INC.
                              (Name of Claimant)




                              By /s/Niel C. Ellerbrook
                                 Niel C. Ellerbrook
                                 Senior Vice President and
                                 and Chief Financial Officer

Attest:




/s/Ronald E. Christian
Ronald E. Christian
Secretary and Senior Counsel

   Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                Senior Vice President and
                                Chief Financial Officer
                                Indiana Gas Company, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana  46202



               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET
                       (Thousands - Unaudited)



                                                    December 31, 1995
               ASSETS
UTILITY PLANT:
    Original cost                                       $ 882,124
    Less - Accumulated depreciation and amortization      323,160
                                                          558,964

NONUTILITY PLANT - NET                                        186

CURRENT ASSETS:
    Cash and cash equivalents                              19,670
    Accounts receivable, less reserves                     43,313
    Accrued unbilled revenues                              45,121
    Materials and supplies - at average cost                3,827
    Liquefied petroleum gas - at average cost                 876
    Gas in underground storage - at
        last-in, first-out cost                            51,392
    Prepayments and other                                   1,391
                                                          165,590
DEFERRED CHARGES:
    Unamortized debt discount and expense                   6,811
    Other                                                   9,239
                                                           16,050
                                                        $ 740,790



               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET
                        (Thousands - Unaudited)



                                                    December 31, 1995
  SHAREHOLDER'S EQUITY AND LIABILITIES
CAPITALIZATION:
    Common stock and paid-in capital                    $ 142,995
    Retained earnings                                     137,837
        Total common shareholder's equity                 280,832
    Long-term debt -
        First mortgage bonds                               18,950
        Notes payable                                     174,743
                                                          193,693
                                                          474,525

CURRENT LIABILITIES:
    Notes payable                                          23,200
    Accounts payable                                       79,703
    Refundable gas costs                                    8,008
    Customer deposits and advance payments                 16,976
    Accrued taxes                                          18,175
    Accrued interest                                        4,859
    Other current liabilities                              20,068
                                                          170,989
DEFERRED CREDITS:
    Deferred income taxes                                  65,798
    Unamortized investment tax credit                      11,871
    Customer advances for construction                      1,418
    Regulatory income tax liability                         3,797
    Other                                                  12,392
                                                           95,276
                                                        $ 740,790



               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF INCOME
                        (Thousands - Unaudited)



                                                    Twelve Months Ended
                                                    December 31, 1995
OPERATING REVENUES                                      $ 445,057
COST OF GAS                                               245,181
MARGIN                                                    199,876

OPERATING EXPENSES:
    Other operation                                        68,479
    Maintenance                                             7,651
    Depreciation and amortization                          31,734
    Income taxes                                           24,110
    Taxes other than income taxes                          13,653
                                                          145,627

OPERATING INCOME                                           54,249

INTEREST AND OTHER:
    Interest expense                                       15,528
    Allowance for borrowed funds
        used during construction                             (236)
    Other amortization                                        187
    Other income - net                                     (1,488)
                                                           13,991

NET INCOME                                              $  40,258




               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                        (Thousands - Unaudited)



                                                    Twelve Months Ended
                                                    December 31, 1995
BALANCE DECEMBER 31, 1994                               $ 122,079

ADD:
    Net Income                                             40,258
                                                          162,337

DEDUCT:
    Dividends On Common Stock                              24,500


BALANCE DECEMBER 31, 1995                               $ 137,837
